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                              December 10, 2020

       Edward Lee
       Chief Executive Officer
       Hestia Insight Inc.
       400 S. 4th Street Suite 500
       Las Vegas, NV 89101

                                                        Re: Hestia Insight Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 30,
2020
                                                            File No. 024-11289

       Dear Mr. Lee:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2020 letter.

       Registration Statement on Form 1-A as amended on November 30, 2020

       Our Business Objectives, page 4

   1. We note your response to comment 2. Please tell us why you believe at this time you are not an investment
company. In your response, please describe how the facts and circumstances of your
business and operations led you this to this conclusion under the applicable law.
       Use of Proceeds, page 12

   2. We note your response to comment 4 and your revise disclosure. Except for the expenses in connection with the
offering, for each line item in the use of proceeds disclosure please provide a short
description of the item and when you expect to make the expenditure. For
 Edward Lee
Hestia Insight Inc.
December 10, 2020
Page 2
         example, if you plan to pay International Consulting fees as soon as you have funds, please disclose that.
Dilution, page 14

3. We have reviewed your response to comment 6 and your revised dilution computations but they continue to appear incorrect. It appears your computations should be revised as follows:

                The number of common shares outstanding as of August 31, 2020 as disclosed in the second paragraph on page 14 as used in your dilution calculations of 27,910,200 shares does not agree to the outstanding shares of Common Stock and Series B
              Common stock together per your August 31, 2020 balance sheet on page F-1 of
              28,404,200 shares. The shares used in your dilution calculations should be consistent with the outstanding shares reflected in your August 31, 2020 balance sheet. The number of your currently outstanding shares as reflected in the tables on page 15 and elsewhere (for example, pages 2 and 11) should be similarly consistent.
                The increase per common share attributable to investors in the offering should be calculated as the difference between the pro forma net tangible book value per common share after the offering less the pro forma net tangible book value per common share before the offering.
                The dilution to investors in the offering should be calculated as the offering price less the pro forma net tangible book value per common share after the offering.

         Please revise all columns for the above, including the line for dilution as a percentage of the offering price, as appropriate.
Management's Discussion and Analysis and Results of Operations
Periods ended August 31, 2020 compared to August 31, 2019, page 18

4.     You state the increase in net income for the three months ended August
31, 2020
       compared to the same period of 2019 is due to a decrease in legal and professional expenses. However, under "Expenses," you state the increase in operating expenses for
FirstName LastNameEdward Lee
       the three months ended August 31, 2020 compared to the same period of 2019 is due to an
Comapany    NameHestia
       increase          Insight
                in legal and     Inc.
                             professional expenses. Please reconcile and revise
your disclosure as
       appropriate.
December   10, 2020 Page 2
FirstName LastName
 Edward Lee
FirstName  LastNameEdward   Lee
Hestia Insight Inc.
Comapany10,
December    NameHestia
               2020    Insight Inc.
December
Page 3     10, 2020 Page 3
FirstName LastName
Operating Activities, page 18

5. Your discussion on page 18 indicates that for the nine months ended August 31, 2020 you had cash flows used in operating activities of $41,579 while your statement of cash flows on page F-3 indicates that you had cash flows provided by operating activities of $41,579.
         Please reconcile and revise these disclosures as appropriate.
Hestia Insight Inc. Interim Financial Statements as of August 31, 2020 and for the three and nine months ended August 31, 2020 and 2019
Consolidated Statements of Operations, page F-2

6. Please disclose what the other income reported within revenue for the nine months ended
         August 31, 2020 represents, and explain to us the basis for presenting it as revenue.
7. Your consolidated statements of operations for the three and nine months ended August
         31, 2020 indicate that you realized gains of $45,836 and $48,240 on equity investments during the three and nine months ended August 31, 2020, respectively. Please revise the notes to your financial statements to disclose the nature and terms of the transactions which generated these realized gains. Your discussion of results of operations for these periods included in MD&A should also be revised to discuss the nature and amounts of these realized gains.
General

8. We note your response to comment 12 and your revised disclosure. Please clarify for us whether Mr. Lee, your sole officer, primarily directs, controls and coordinates your activities from the United States or Canada.
       You may contact Linda Cvrkel at 202-551-3813 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services